September 4, 2007

VIA EDGAR

Cecilia D. Blye, Esq. Chief, Office of Global Security Risk United States Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549-5546

Re:	Aries Maritime Transport Limited Form 20-F for the Fiscal Year Ended December 31, 2006 Filed April 20, 2007 File No. 1-32520

Dear Ms. Blye:

We represent Aries Maritime Transport Limited (the “Company”).  By letter dated August 31, 2007, the Staff of the Securities and Exchange Commission (the “Staff”) requested further information relating to the Company’s Annual Report on Form 20-F for the Fiscal Year ended December 31, 2006 (the “Annual Report”).  The Company’s response, together with the Staff’s request, is set forth below.

1.
You state that one of your subsidiaries has time chartered its vessel, Energy 1, to the Iranian company, IRISL, and that your vessel, High Rider, called on an Iranian port under a period charter agreement.  You also state that you believe you are in compliance with OFAC regulations.  Please tell us whether you or any of your subsidiaries that own the vessels having contacts with Iran employ U.S. citizens who are involved in the daily operations of, or have served as members of the crew of, the vessels that are chartered to Iran or have called on Iranian ports.

 The Company advises the Staff supplementally that neither the Company nor any of its subsidiaries that own the vessels having contacts with Iran employ U.S. citizens who are involved in the daily operations of, or have served as members of the crew of, the vessels that are chartered to Iran or have called on Iranian ports.

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The Company understands that it is responsible for the adequacy and accuracy of the disclosure in its filing; Staff comments or changes to disclosure to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at (212) 574-1223, or Charles Cotter of this office at (212) 574-1440, with any questions or comments.

Very truly yours,

SEWARD & KISSEL LLP

/s/ Gary J. Wolfe
by: Gary J. Wolfe

cc:	Pradip Bhaumik, Esq.
Division of Corporation Finance

Max Webb, Esq.
Assistant Director
Division of Corporation Finance

Richard Coxall
Chief Financial Officer
Aries Maritime Transport Limited

SK 23248 0002 807634